                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 2)


                              IMPACT SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452913 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Dennis R. DeBroeck
                               Fenwick & West LLP
                              Two Palo Alto Square
                               Palo Alto, CA 94306
                                 (415) 494-0600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                      PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Istituto per la Ricostruzione Industriale - IRI S.p.A
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Italy
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                      PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Finmeccanica S.p.A.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Italy
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 4 OF  7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Elsag Bailey Process Automation N.V.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     452913 10 6                                     PAGE 5 OF  7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Elsag International N.V.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not Applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      HC
--------------------------------------------------------------------------------

         This Amendment No. 2 to the Restated Schedule 13D is filed by Istituto per la Ricostruzione Industriale - IRI S.p.A. ("IRI"), Finmeccanica S.p.A. ("Finmeccanica"), Elsag Bailey Process Automation N.V. ("EBPA") and Elsag International N.V. (formerly Elsag International B.V., "EINV") (collectively, the "Reporting Persons"), in connection with the sale of 2,378,900 shares (the "Shares") of common stock, no par value ("Common Stock") of Impact Systems, Inc., a California corporation, to Voith Sulzer Paper Technology North America, Inc., a Delaware corporation ("Voith"). This Amendment No. 2 amends the Restated
Schedule 13D filed by EBPA, EINV and EBI on December 19, 1997 (the "Restated 13D") with respect to EINV's shares of Common Stock, as amended by Amendment No. 1 to the Restated Schedule 13D filed by IRI, Finmeccanica, EBPA, EINV and EBI on January 20, 1998. Except as otherwise indicated, all defined terms shall have the meaning ascribed to such terms in the Restated Schedule 13D, as amended.

         The purpose of this Amendment No. 2 is to report the sale of the Shares by EINV to Voith.



ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is amended in its entirety to read as follows:

    (a) and (b)   As of the date of this statement, IRI owns no shares of Common
                  Stock.

                  As of the date of this statement, Finmeccanica owns no share of Common Stock.

                  As of the date of this statement, EBPA owns no shares of Common Stock.

                  As of the date of this statement, EINV owns no shares of Common Stock.

    (c) On January 22, 1998, EINV sold the Shares to the Voith for an aggregate purchase price of $6,541,975.00 pursuant to the Merger Agreement and the Stockholder Agreement, as described in the Restated Schedule 13D.

    (d)           None.

    (e) On January 22, 1998, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 1998


                                            ELSAG INTERNATIONAL N.V.



                                            ------------------------------------
                                            George W. Hawk, Jr.
                                            Attorney-in-Fact


                                            ELSAG BAILEY PROCESS AUTOMATION N.V.



                                            ------------------------------------
                                            George W. Hawk, Jr.
                                            Attorney-in-Fact


                                            FINMECCANICA S.P.A.


                                            /s/ ALBERTO DE BENEDICTIS
                                            ------------------------------------
                                            Alberto De Benedictis
                                            Attorney-in-Fact



                                            ISTITUTO PER LA RICOSTRUZIONE
                                            INDUSTRIALE - IRI S.P.A.


                                            /s/ ALBERTO DE BENEDICTIS
                                            ------------------------------------
                                            Alberto De Benedictis
                                            Attorney-in-Fact